Oppenheimer Cash Reserves
            Annual Report December 31, 1993

(FULL PAGE COVER PHOTO: WOMAN WITH TWO YOUNG GIRLS)


(OPPENHEIMER FUNDS(R) LOGO)

"Life is full of surprises. I need to know if I can rely on our investment money when I need it.

"With this Fund, I've earned income while having easy access to my investment."

Fund Facts


In this report:

Answers to three timely questions you should ask your Fund's managers.

How did the Fund's managers maximize the Fund's yield with interest rates at historically low levels?

Which sectors of the money market securities market has the Fund emphasized during the past year and why?

What is the outlook for money market rates in 1994?



Five Facts Every Shareholder Should Know About
Oppenheimer Cash Reserves

1 The Fund seeks current income that is consistent with stability of principal. It invests primarily in a diversified portfolio of short-term money market securities.

2 Compounded annualized yield for the twelve months ended December 31, 1993 was 2.01% for Class A shares. The corresponding yield without compounding was 1.99%.(1)

3 The Fund's seven-day annualized yield for Class A shares as of December 31, 1993 was 2.01% with compounding, and 1.99% without compounding. For Class B shares, the seven-day annualized yield was 1.38% and 1.37% with and without compounding, respectively.(1)

4 The Fund invests only in highly-rated short-term investments. As of December 31, 1993, the Fund's portfolio was allocated as follows:(2)

    Short-term notes          78.4%
    U.S.Government agencies    9.1%
    Direct bank obligations    8.3%
    Repurchase agreements      4.2%

5 "Although rates remained relatively stable throughout the past year, we made several moves to enhance the yield. First, we invested the majority of the Fund's holdings in high quality securities in the corporate sector to gain additional yield. Another element of our strategy was to keep 25% of the Fund in floating rate instruments. This move paid off in October, when short-term interest rates increased slightly and the floating rates moved up and provided additional income to the Fund."

    Portfolio Manager, Dottie Warmack, December 31, 1993

1. Certain Class B share and C share performance data are not yet available as Class B shares were first publicly offered 8/17/93 and Class C shares were first publicly offered 12/1/93.
2. The Fund's portfolio is subject to change. Past performance does not guarantee future results.


2  Oppenheimer Cash Reserves

Report to Shareholders

We are pleased to provide you with the 1993 annual report for Oppenheimer Cash Reserves. The Fund's compounded annualized yield for the twelve-month period ended December 31, 1993 was 2.01% for Class A shares. Without compounding, the corresponding yield was 1.99% for Class A shares.3

The Fund is managed to seek current income consistent with stability of principal. It invests in high quality, short-term money market securities.

During the past year, the market for money market securities was characterized by stable short-term interest rates. With the economy sluggish throughout most of the year, interest rates remained low, which made it attractive for companies to issue long-term debt. Therefore, the supply of short-term money market securities was lower than usual. Inflation remained under control which led to a neutral stance by the Federal Reserve regarding interest rate adjustments. The net result is that current short-term interest rates are at essentially the same level as at the beginning of 1993.

The Fund continues to invest all of its assets in high quality money market instruments. The Fund's portfolio is currently concentrated in the corporate sector of the market to gain additional yield. Within this area, a portion of holdings are invested in floating rate instruments, which have yields tied to various indices, such as the prime rate or U.S. Treasury bill rate. The Fund received higher yields from these securities when short-term interest rates increased in October.

In selecting money market securities, the Fund's managers diversify the portfolio's holdings by market sector and issuer. Each security is carefully analyzed to ensure that it meets the high quality standards of the Fund and can provide a competitive return.

Going forward, the Fund will continue to seek attractive yield opportunities, while closely monitoring economic factors in order to anticipate interest rate movements. Although we do not believe that short-term interest rates will increase dramatically in 1994, we intend to position our holdings to take advantage of a rising interest rate environment.

We appreciate the trust you have placed in the Fund's management. We look forward to helping you reach your financial goals.


(James C. Swain signature)               (Jon S. Fossel signature)

James C. Swain                           Jon S. Fossel
Chairman, Oppenheimer Cash Reserves      President, Oppenheimer Cash Reserves
January 21, 1994

3. See footnote 1, page 2.


"The Fund invests in high quality, short-term securities."


3  Oppenheimer Cash Reserves

Statement of Investments  December 31, 1993

                                                                                                   Face         Market Value
                                                                                                   Amount       See Note 1
Repurchase Agreements--4.2%
                                Repurchase agreement with J.P. Morgan Securities, Inc.,
                                3.23%, dated 12/31/93 and maturing 1/3/94, collateralized by
                                Federal National Mortgage Assn. Participation Certificates,
                                7.50%, 9/1/22, with a value of $3,074,653 (Cost
                                $3,000,000)                                                        $ 3,000,000   $ 3,000,000

Direct Bank Obligations--8.3%
                                ABN AMRO Bank NV, guaranteeing commercial paper of:
                                ABN AMRO Bank Canada, 3.26%--3.375%, 1/28/94--3/7/94                 3,000,000     2,989,051
                                Toronto-Dominion Bank, guaranteeing commercial paper of:
                                Toronto-Dominion Holdings, Inc., 3.30%, 4/11/94                      3,000,000     2,972,500
                                Total Direct Bank Obligations (Cost $5,961,551)                                    5,961,551

Short-Term Notes--78.2%
Asset-Backed--12.3%             Asset Securitization Cooperative Corp., 3.45%, 1/14/94(3)            1,350,000     1,348,318
                                Beta Finance, Inc., 3.32%, 1/31/94(3)                                1,000,000       997,233
                                Cooperative Association of Tractor Dealers, Inc., 3.27%, 4/4/94      2,000,000     1,983,105
                                Corporate Asset Funding Co., Inc., 3.15%, 1/18/94                    3,000,000     2,995,538
                                CXC, Inc., 3.40%, 1/21/94                                            1,500,000     1,497,167
                                                                                                                   8,821,361

Banks--4.2%                     Bankers Trust New York Corp., 3.37%, 1/21/94                         2,000,000     1,996,256
                                Fleet Financial Group, Inc., 3.38%, 1/14/94                          1,000,000       998,779
                                                                                                                   2,995,035

Beverages: Alcoholic--4.9%      Bass Finance (C.I) Ltd., 3.35%, 1/21/94                              3,495,000     3,488,495

Broker/Dealers--20.2%           Bear Stearns Cos., Inc.:
                                3.6875%, 1/3/94(1)                                                   2,500,000     2,500,000
                                3.35%, 5/16/94                                                       1,000,000       987,438
                                Goldman Sachs Group L.P., 3.30%, 2/1/94                              3,500,000     3,490,054
                                Lehman Brothers Holdings, Inc., 3.375%, 1/3/94(1)                    1,500,000     1,500,000
                                Merrill Lynch & Co., Inc.:
                                3.045%, 1/3/94(1)                                                    2,000,000     1,999,908
                                3.28%, 2/14/94                                                       1,500,000     1,493,987
                                Morgan Stanley Group, Inc., 2.82%, 1/3/94(1)                           500,000       500,000
                                Shearson Lehman Brothers Holdings, Inc., 3.5781%, 1/7/94(1)          2,000,000     2,000,000
                                                                                                                  14,471,387

Commercial Finance--4.9%        Heller Financial, Inc.:
                                3.3192%, 1/4/94(1)                                                   2,000,000     2,000,000
                                3.6897%, 5/18/94(1)(2)                                               1,500,000     1,500,000
                                                                                                                   3,500,000

Conglomerates--2.3%             Mitsubishi International Corp., 3.25%, 4/8/94                        1,680,000     1,665,288

Consumer Non-Cyclicals--2.8%    American Brands, Inc., 3.42%, 1/12/94                                2,000,000     1,997,910

Diversified Finance--6.9%       Household Finance Corp., 3.45%, 1/3/94(1)                            3,000,000     3,000,000
                                Transamerica Finance Corp., 3.27%, 1/20/94                           2,000,000     1,996,548
                                                                                                                   4,996,548


4  Oppenheimer Cash Reserves


                                                                                                   Face         Market Value
                                                                                                   Amount       See Note 1

Financial Services:             Fleet Mortgage Group, Inc., 3.45%, 1/13/94                         $ 2,500,000   $ 2,497,125
Miscellaneous--3.5%

Industrial--4.2%                BICC Cables Corp., guaranteed by BICC PLC, 3.55%, 1/4/94             3,000,000     2,999,113

Lease Financing--4.2%           Sanwa Business Credit Corp., 3.40%, 1/13/94                          3,000,000     2,996,600

Manufacturing:                  Hanson Finance (UK) PLC, guaranteed by Hanson PLC, 3.40%, 1/14/94    1,635,000     1,632,993
Diversified Industrials--2.3%

Municipal--4.1%                 Denver, Colorado Urban Renewal Authority Tax Increment
                                Revenue Bonds, Rice Yards Project, Series B, 3.358%, 1/27/94         2,900,000     2,900,000

Pollution Control--1.4%         WMX Technologies, Inc., 3.3278%, 4/27/94(3)                          1,000,000       989,496
                                Total Short-Term Notes (Cost $55,951,351)                                         55,951,351

Short-Term U.S. Government Obligations--9.1%
                                Small Business Administration, 4.375%--7.875%, 1/1/94(1)
                                Cost ($6,491,743)                                                    6,088,331     6,491,743

Total Investments, at Value (Cost $71,404,645)                                                            99.8%   71,404,645

Other Assets Net of Liabilities                                                                             .2       148,306
Net Assets                                                                                               100.0%  $71,552,951

Short-term notes and direct bank obligations are generally traded on a discount basis; the interest rate is the discount rate received by the Fund at the time of purchase. Other securities normally bear interest at the rates shown.

1. Variable rate security. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993.
2. Put obligation redeemable at full face value on the date reported.
3. Security purchased in private placement transaction, without registration under the Securities Act of 1933 (the Act). The securities were acquired between August 9, 1993 and November 23, 1993, are carried at amortized cost, and amount to $3,335,047, or 4.7% of the Fund's net assets.



See accompanying Notes to Financial Statements.


5  Oppenheimer Cash Reserves

Statement of Assets and Liabilities   December 31, 1993

Assets          Investments, at value (cost $71,404,645)--see
                accompanying statement                              $71,404,645
                Cash                                                    351,052
                Receivables:
                Shares of beneficial interest sold                    2,563,531
                Interest and principal paydowns                         259,694
                Other                                                    56,515
                Total assets                                         74,635,437

Liabilities     Payables and other liabilities:
                Shares of beneficial interest redeemed                2,885,685
                Distribution assistance--Note 3                          36,994
                Dividends and distributions                              32,665
                Other                                                   127,142
                Total liabilities                                     3,082,486

Net Assets                                                          $71,552,951

Composition of  Paid-in capital                                     $71,552,772
Net Assets      Accumulated net realized gain from investment
                transactions                                                179
                Net assets                                          $71,552,951

Net Asset Value Class A Shares:
Per Share       Net asset value, redemption price and offering
                price per share (based on net assets of
                $70,923,905 and 70,978,439 shares of beneficial
                interest outstanding)                                     $1.00
                Class B Shares:
                Net asset value, redemption price and offering
                price per share (based on net assets of $628,046
                and 628,020 shares of beneficial interest
                outstanding)                                              $1.00
                Class C Shares:
                Net asset value, redemption price and offering
                price per share (based on net assets of $1,000 and
                1,000 shares of beneficial interest outstanding)          $1.00

                See accompanying Notes to Financial Statements.


6  Oppenheimer Cash Reserves

Statement of Operations   For the Year Ended December 31, 1993

Investment Income   Interest                                         $2,730,765

Expenses            Transfer and shareholder servicing agent
                    fees--Note 3                                        385,796
                    Management fees--Note 3                             385,425
                    Distribution assistance:
                    Class A--Note 3                                     156,602
                    Class B--Note 3                                       1,266
                    Class C--Note 3                                           1
                    Shareholder reports                                 118,125
                    Registration and filing fees:
                    Class A                                              46,040
                    Class B                                                 163
                    Custodian fees and expenses                          31,231
                    Legal and auditing fees                              13,220
                    Trustees' fees and expenses                           2,423
                    Other                                                56,432
                    Total expenses                                    1,196,724

Net Investment Income                                                 1,534,041

Net Realized Gain on Investments                                         26,607

Net Increase in Net Assets Resulting From Operations                 $1,560,648


                    See accompanying Notes to Financial Statements.


7  Oppenheimer Cash Reserves

Statements of Changes in Net Assets

                                                     Year Ended December 31,
                                                          1993        1992
Operations             Net investment income       $ 1,534,041     $ 3,217,571
                       Net realized gain on
                       investments                      26,607           6,271
                       Net increase in net assets
                       resulting from operations     1,560,648       3,223,842

Dividends and          Class A                      (1,558,195)     (3,231,658)
Distributions to       Class B                          (2,764)              --
Shareholders           Class C                              (2)              --

Beneficial Interest    Net decrease in net assets
Transactions           resulting from Class A
                       beneficial interest
                       transactions--Note 2        (18,342,061)    (23,609,158)
                       Net increase in net assets
                       resulting from Class B
                       beneficial interest
                       transactions--Note 2            628,020               --
                       Net increase in net assets
                       resulting from Class C
                       beneficial interest
                       transactions--Note 2              1,000               --

Net Assets             Total decrease              (17,713,354)    (23,616,974)
                       Beginning of year            89,266,305     112,883,279
                       End of year                $ 71,552,951     $89,266,305

See accompanying Notes to Financial Statements.


8  Oppenheimer Cash Reserves

Financial Highlights

                            Class A                                                 Class B          Class C
                            ----------------------------------------------------    --------------   --------------
                            Year Ended                                              Period Ended     Period Ended
                            Dec. 31, 1993    1992      1991      1990      1989(3)   Dec. 31, 1993(2) Dec. 31, 1993(1)
Per Share Operating Data:
Net asset value, beginning
of period                          $1.00     $1.00     $1.00     $1.00     $1.00     $1.00              $1.00

Income from investment
operations--
net investment income
and net realized gain
on investments                       .02       .03       .06       .07       .08        --(4)             --(4)
Dividends and distributions
to shareholders                     (.02)     (.03)     (.06)     (.07)     (.08)       --(4)             --(4)
Net asset value, end of period     $1.00     $1.00     $1.00     $1.00     $1.00     $1.00             $1.00

Ratios/Supplemental Data:
Net assets, end of period
(in thousands)                   $70,924   $89,266  $112,883   $44,293   $19,227      $628                $1
Average net assets
(in thousands)                   $76,910  $104,970  $105,352   $32,637    $6,280      $454                $1
Number of shares outstanding
at end of period (in thousands)   70,978    89,320   112,930    44,295    19,228       628                 1
Ratios to average net assets:
Net investment income               1.99%     3.07%     5.13%     7.32%     8.10%(5)  1.49%(5)          1.18%(5)
Expenses, before voluntary
reimbursement by the Manager        1.55%     1.42%     1.22%     1.29%     1.74%(5)  2.12%(5)          2.35%(5)
Expenses, net of voluntary
reimbursement by the Manager        N/A       1.25%     1.15%     1.00%     1.00%(5)   N/A               N/A

1. For the period from December 1, 1993 (inception of offering) to December 31, 1993.
2. For the period from August 17, 1993 (inception of offering) to December 31, 1993.
3. For the period from January 3, 1989 (commencement of operations) to December 31, 1989.
4. Less than $.005 per share.
5. Annualized.


See accompanying Notes to Financial Statements.


9  Oppenheimer Cash Reserves

Notes to Financial Statements


1. Significant Accounting Policies
Oppenheimer Cash Reserves (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment advisor is Oppenheimer
Management Corporation (the Manager). The Fund offers
Class A, Class B and Class C shares. Class B and Class
C shares may be subject to a contingent deferred sales charge. All three classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued on the basis of amortized cost, which approximates market value.

Repurchase Agreements. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

Allocation of Income, Expenses and Gains and Losses.
Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class.
Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders.
Therefore, no federal income tax provision is required.

Distributions to Shareholders. The Fund intends to declare dividends separately for Class A, Class B and Class C shares from net investment income each regular business day and pay such dividends monthly. To effect its policy of maintaining a net asset value of $1.00 per share, the Fund may withhold dividends or make distributions of net realized gains.

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Realized gains and losses on investments are determined on an identified cost basis, which is the same basis used for federal income tax purposes.


10  Oppenheimer Cash Reserves

2. Shares of Beneficial Interest
The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class.
Transactions in shares of beneficial interest were as follows:

                         Year Ended December 31, 1993(1)       Year Ended December 31, 1992
                                Shares           Amount             Shares           Amount
Class A:
Sold                       157,166,333     $157,166,333        144,576,140     $144,576,140
Dividends and
distributions reinvested     1,385,219        1,385,219           2,539,794       2,539,794
Redeemed                  (176,893,613)    (176,893,613)       (170,725,092)   (170,725,092)
Net decrease               (18,342,061)    $(18,342,061)        (23,609,158)  $ (23,609,158)

Class B:
Sold                         2,347,484     $  2,347,484                  --      $      --
Dividends and
distributions reinvested         1,651            1,651                  --             --
Redeemed                    (1,721,115)      (1,721,115)                 --             --
Net increase                   628,020         $628,020                  --      $      --

Class C:
Sold                             1,000     $      1,000                  --      $      --
Net increase                     1,000     $      1,000                  --      $      --

1. For the year ended December 31, 1993 for Class A shares, for the period from August 17, 1993
(inception of offering) to December 31, 1993 for Class B shares and for the period from
December 1, 1993 (inception of offering) to December 31, 1993 for Class C shares.

3. Management Fees and Other Transactions With Affiliates
Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .50% on the first
$250 million of net assets with a reduction of .025% on each $250 million thereafter, to .40% on net assets in excess of $1 billion. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.
     Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.
     Under separate approved plans of distribution, Class A may expend up to .20% and Class B and Class C may expend up to .25% of average class net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions.
Currently, these service fees are set at 0% for both
Class B and Class C. In addition, Class B and Class C shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for activities related to the offering of Class B shares and for sales commissions paid from its own resources at the time of sale of Class C shares and associated financing costs. In the event of termination or discontinuance of the Class B or Class C plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges.
During the year ended December 31, 1993, OFDI paid
$87,256 to an affiliated broker/dealer as reimbursement for Class A distribution-related expenses and retained
$1,266 as reimbursement for Class B distribution-related expenses.


11  Oppenheimer Cash Reserves

Independent Auditors' Report


The Board of Trustees and Shareholders of Oppenheimer Cash Reserves:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Cash Reserves as of December 31, 1993, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1993 and 1992, and the financial highlights for the period January 3, 1989 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Cash Reserves at December 31, 1993, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Denver, Colorado
January 21, 1994


12  Oppenheimer Cash Reserves

Federal Income Tax Information   (Unaudited)


In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
     None of the dividends paid by the Fund during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction.
     The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


13  Oppenheimer Cash Reserves

Oppenheimer Cash Reserves

Officers and Trustees       James C. Swain, Chairman and
                              Chief Executive Officer
                            William A. Baker, Trustee
                            Charles Conrad, Jr., Trustee
                            Jon S. Fossel, Trustee and President
                            Raymond J. Kalinowski, Trustee
                            C. Howard Kast, Trustee
                            Robert M. Kirchner, Trustee
                            Ned M. Steel, Trustee
                            Andrew J. Donohue, Vice President
                            Dorothy G. Warmack, Vice President
                            George C. Bowen, Vice President,
                              Secretary and Treasurer
                            Lynn M. Coluccy, Assistant Treasurer
                            Robert G. Zack, Assistant Secretary

Investment Advisor          Oppenheimer Management Corporation

Distributor                 Oppenheimer Funds Distributor, Inc.

Transfer and Shareholder    Oppenheimer Shareholder Services
Servicing Agent

Custodian of                Citibank, N.A.
Portfolio Securities

Independent Auditors        Deloitte & Touche

Legal Counsel               Myer, Swanson & Adams, P.C.

This is a copy of a report to shareholders of Oppenheimer Cash Reserves. This report must be preceded or accompanied by a Prospectus of Oppenheimer Cash Reserves. For material information concerning the Fund, see the Prospectus.

14  Oppenheimer Cash Reserves

The Family of OppenheimerFunds

    OppenheimerFunds offers over 30 funds designed to fit
virtually every investment goal. Whether you're
investing for retirement, your children's education, or
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global, growth stock, and flexible fixed income
investments--with over 1.7 million shareholder accounts
and more than $25 billion under Oppenheimer's management
and that of our affiliates.
    As an OppenheimerFunds shareholder, you can easily
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mail or by telephone for a small administrative fee.(1)
For more information on OppenheimerFunds, please contact
your financial advisor or call us at 1-800-525-7048 for
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                        Total Return Fund               Asset Allocation Fund
                        Global Growth &
                        Income Fund                     Strategic Short-Term
BondFunds               High Yield Fund                 Income Fund
                        Champion High Yield Fund        Investment Grade Bond
                                                        Fund
                        Strategic Income &              Mortgage Income Fund(3)
                        Growth Fund
                        Strategic Income Fund           U.S. Government Trust
                        Strategic Diversified           Government Securities
                        Income Fund                     Fund
                        Strategic Investment
                        Grade Bond Fund
Tax-Exempt Funds        New York Tax-Exempt Fund(2)     Tax-Free Bond Fund
                        California Tax-Exempt Fund(2)   Insured Tax-Exempt Bond
                              Fund
                        Pennsylvania Tax-Exempt Fund(2) Intermediate Tax-Exempt
                              Bond Fund
                        Florida Tax-Exempt Fund(2)
Money Market Funds      Money Market Fund               Tax-Exempt Cash Reserves
                        Cash Reserves

1. The fee is waived for PhoneLink exchanges between existing accounts. Exchange privileges are subject to change or termination.
2. Available only to residents of those states.
3. Formerly GNMAFund.
OppenheimerFunds are distributed by Oppenheimer Funds Distributor, Inc., Two World Trade Center, New York, NY10048-0203. c Copyright 1994 Oppenheimer Management Corporation. All rights reserved.


15  Oppenheimer Cash Reserves

"How may I help you?"

General Information
1-800-525-7048
Talk to a Customer Service Representative. Monday through Friday from 8:30 a.m. to 8:00 p.m., and Saturday from 10:00 a.m. to 2:00 p.m. ET.

Telephone Transactions
1-800-852-8457
Make account transactions with a Customer Service Representative. Monday through Friday from 8:30 a.m. to 8:00 p.m. ET.

PhoneLink
1-800-533-3310
Get automated information or make automated transactions. 24 hours a day, 7 days a week.

Telecommunication Device for the Deaf
1-800-843-4461
Service for the hearing impaired. Monday through Friday from 8:30 a.m. to 8:00 p.m. ET.

OppenheimerFunds Information Hotline
1-800-835-3104
Hear timely and insightful messages on the economy and issues that affect your finances. 24 hours a day, 7 days a week.

"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.
     "For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.
     "We also make it easy for you to redeem shares, exchange shares, or conduct AccountLink transactions, simply by calling our Telephone Transactions number.
     "And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.
     "When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.

"Whatever your needs, we're ready to assist you."

1993 AWARD OF EXCELLENCE
INTERNATIONAL CUSTOMER SERVICE ASSOCIATION

(PHOTO OF BARBARA HENNIGAR)

Barbara Hennigar
President
Oppenheimer Shareholder Services

RA760.0294.R

Bulk Rate
U.S. Postage
PAID
Permit No. 469
Denver, CO


(OPPENHEIMER FUNDS(R) LOGO)
Oppenheimer Funds Distributor, Inc.
P.O. Box 5270
Denver, CO 80217-5270